FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 26, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: October 26th, 2004
URL: http://www.komatsu.com/

Revision of Projections for the Interim Period of

Fiscal Year ending March 31, 2005

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the interim period (April 1, 2004 – September 30) of the fiscal year ending March 31, 2005, which the Company announced on May 7, 2004.

1. Revision for Interim Results for the Fiscal Year Ending March 31, 2005

1) Consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)	Interim Results for FY2004**
Net sales	645,000	683,000 (20.3%)	38,000	567,671
Income before taxes	34,000	48,000 (123.3%)	14,000	21,492
Net income	17,500	26,000 (176.3%)	8,500	9,410

*	The amounts in parentheses indicate the changes from the corresponding interim period a year ago.
**	For reference only

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)	Interim Results for FY 2004**
Net sales	230,000	246,000 (28.9%)	16,000	190,864
Ordinary profit	16,000	17,900 (79.8%)	1,900	9,956
Net income	7,500	8,400 (59.5%)	900	5,266

*	The amounts in parentheses indicate the changes from the corresponding interim period a year ago.
**	For reference only

2. Reasons for the Revision

In its mainstay business of construction and mining equipment, Komatsu expects to achieve higher-than-originally projected results because of the following reasons: 1) Demand for construction equipment has expanded in almost all the regions of the world except for China; and 2) Demand for mining equipment expanded substantially against the backdrop of growth in demand worldwide for mineral and energy resources.

(end)